Exhibit 3.6

CERTIFICATE OF FORMATION

OF

AQUA HOSPITALITY  LLC

Under Section 18-201 of the Delaware Code

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to Chapter 18, Title 6 of the Delaware Code, as amended and supplemented, and known, identified and referred to as the “Delaware Limited Liability Company Act” (the “Act”), hereby certifies that:

FIRST: The name of the limited liability company is Aqua Hospitality LLC (hereinafter called the “Company”).

SECOND: The address of the registered office and the name and the address of the registered agent of the Company required to be maintained by Section 18-104 of the Act are:

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 17th day of July, 2012.

/S/ Caren Matyckas
Caren Matyckas
Authorized Person